UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2010
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                      Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 27, 2010	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

Methanex Corporation
1800 — 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX REPORTS STRONGER RESULTS IN THE FOURTH QUARTER
January 27, 2010
For the fourth quarter of 2009, Methanex reported Adjusted EBITDA1 of $72.9 million and net income of $25.7 million ($0.28 per share on a diluted basis). This compares with Adjusted EBITDA of $31.0 million and a net loss of $0.8 million ($0.01 per share on a diluted basis) for the third quarter of 2009. For the year ended December 31, 2009, Methanex reported Adjusted EBITDA1 of $141.8 million and net income of $0.7 million ($0.01 per share on a diluted basis).
Bruce Aitken, President and CEO of Methanex commented, “Continued upward momentum of methanol demand and higher energy prices have led to higher methanol prices and improved earnings. In the fourth quarter, we realized an average price of $282 per tonne which is about $60 per tonne higher than last quarter. And, as we enter the first quarter, methanol prices have continued to firm.”
Mr. Aitken added, “It is also pleasing to report better production across all of our sites in the fourth quarter. And with the recent start-up of a second plant in Chile and our new project in Egypt starting up later this year, there is significantly more upside potential to our earnings.”
Mr. Aitken concluded, “With US$170 million of cash on hand at the end of the year, a strong balance sheet, no near term refinancing requirements, and an undrawn credit facility, we are well positioned to continue to invest to grow the Company.”
A conference call is scheduled for January 28, 2010 at 11:00 am ET (8:00 am PT) to review these fourth quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 695-7806, or toll free at (888) 789-9572. The passcode for the call is 2716488. A playback version of the conference call will be available for fourteen days at (416) 695-5800, or toll free at (800) 408-3053. The passcode for the playback version is 6704266. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
- more -

FORWARD-LOOKING INFORMATION WARNING
This Fourth Quarter 2009 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Fourth Quarter 2009 Management’s Discussion and Analysis for more information.

[1]
Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures in the attached Fourth Quarter 2009 Management’s Discussion and Analysis for a description of each supplemental non-GAAP measure and a reconciliation to the most comparable GAAP measure.

-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

4 Interim Report
For the
Three Months Ended
December 31, 2009

At January 27, 2009 the Company had 92,118,692 common shares issued and outstanding and stock options exercisable for 2,670,186 additional common shares.	Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.

Transfer Agents & Registrars

CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825	Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com
Methanex Toll-Free:
1-800-661-8851
FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This Fourth Quarter 2009 Management’s Discussion and Analysis dated January 27, 2009 should be read in conjunction with the 2008 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2008 Annual Report. The Methanex 2008 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions, except where noted)	2009	2009	2008	2009	2008

Sales volumes (thousands of tonnes)
Produced methanol	880	943	829	3,764	3,363
Purchased methanol	467	480	435	1,546	2,074
Commission sales [1]	152	194	134	638	617

Total sales volumes	1,499	1,617	1,398	5,948	6,054
Methanex average non-discounted posted price ($ per tonne) [2]	327	251	388	252	526
Average realized price ($ per tonne) [3]	282	222	321	225	424
Adjusted EBITDA [4]	72.9	31.0	(13.3)	141.8	330.4
Cash flows from operating activities	35.7	0.2	49.5	115.5	317.4
Cash flows from operating activities before changes in non-cash working capital [4]	74.2	36.3	(34.1)	133.7	239.0
Operating income (loss) [4]	40.9	3.1	(39.7)	24.2	223.3
Net income (loss)	25.7	(0.8)	(3.9)	0.7	168.8
Basic net income (loss) per common share	0.28	(0.01)	(0.04)	0.01	1.79
Diluted net income (loss) per common share	0.28	(0.01)	(0.04)	0.01	1.78
Common share information (millions of shares):
Weighted average number of common shares	92.1	92.1	92.6	92.1	94.5
Diluted weighted average number of common shares	93.1	92.1	92.6	92.7	94.9
Number of common shares outstanding, end of period	92.1	92.1	92.0	92.1	92.0

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]
These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Annual	2009	2008	Q4 2009	Q3 2009	Q4 2008
(thousands of tonnes)	Capacity [1]	Production	Production	Production	Production	Production

Chile I, II, III and IV	3,840	942	1,088	265	197	272
Titan	850	764	871	188	188	225
Atlas (63.1% interest)	1,073	1,015	1,134	279	257	269
New Zealand [2]	900	822	570	223	202	200

	6,663	3,543	3,663	955	844	966

[1]
The production capacities for our Trinidad plants are stated at original nameplate capacity. These facilities are able to operate above original nameplate capacity as a result of efficiencies gained through improvements and experience operating these plants. The production capacity for our facilities in Chile and New Zealand may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]
In October 2008, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we idled our 530,000 tonne per year Waitara Valley facility. Our second Motunui plant and our Waitara Valley plant in New Zealand provide the flexibility to increase production in New Zealand depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms.

Chile
Our methanol facilities in Chile produced 265,000 tonnes during the fourth quarter of 2009 compared with 197,000 tonnes during the third quarter of 2009. Production from our Chile facilities for the fourth quarter of 2009 was higher compared with the third quarter of 2009 primarily due to plant mechanical issues that led to unplanned outages in the third quarter. Also in mid-December 2009, we started a second plant in Chile.
At the end of 2009, we were operating our methanol facilities in Chile at approximately 33% of site capacity. This is primarily due to curtailments of our natural gas supply from Argentina — refer to the Management’s Discussion and Analysis included in our 2008 Annual Report for more information.
Our goal is ultimately to return to operating all four of our plants in Chile with natural gas from suppliers in Chile. We are pursuing investment opportunities with the state-owned energy company Empresa Nacional del Petroleo (ENAP), GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. During 2007, we provided GeoPark with $40 million (of which $10 million had been repaid at December 31, 2009) to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. In October 2009 we signed an agreement to provide a further $18 million in financing to support GeoPark’s natural gas exploration and development activities in southern Chile of which $15 million was provided to GeoPark during the fourth quarter of 2009. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. In May 2008, we signed an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile and to supply natural gas to our production facilities in Chile. Final government approvals were received in the third quarter of 2009. Under the arrangement, we fund a 50% participation in the block and as at December 31, 2009, we had contributed approximately $65 million. For the fourth quarter of 2009 approximately 50% of total production at our Chilean facilities was produced with natural gas supplied from the Fell and Dorado Riquelme blocks. In mid-December 2009, based on the success of the natural gas development initiatives, we re-started a second plant in Chile and are currently operating two plants each, at approximately 60% capacity. For 2010, we are estimating production of about 1.2 million tonnes in Chile, and this assumes that we may return to operating one plant at times during the year, for instance during the southern hemisphere winter, when there is incremental seasonal demand for natural gas for residential purposes.
In addition, there are other investment activities supporting the acceleration of natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies. Under the terms of the agreements from the bidding round there are minimum investment commitments. Planning and exploration activities have commenced. In July 2008, we announced that under the international bidding round, the Otway exploration block in southern Chile was awarded to a consortium that includes Wintershall, GeoPark and Methanex. Wintershall and GeoPark each own a 42% interest in the consortium and we own a 16% interest. Planning and exploration work commenced during the fourth quarter of 2009. The minimum exploration investment committed in the Otway block by the consortium for the first phase is $11 million over the next three years.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Trinidad
Our Atlas and Titan methanol facilities in Trinidad represent approximately 2.0 million tonnes of competitive cost annual capacity. Our methanol facilities in Trinidad produced a total of 467,000 tonnes during the fourth quarter of 2009 compared with 445,000 tonnes during the third quarter of 2009. Production at our Trinidad facilities was lower than capacity by approximately 50,000 tonnes during the fourth quarter of 2009 and by approximately 70,000 tonnes during the third quarter of 2009 as a result of planned and unplanned maintenance activities in both periods. During 2009, we completed turnaround activities at both our Atlas and Titan facilities in Trinidad and we expect increased production from these facilities over the next year.
New Zealand
Our New Zealand facilities produced 223,000 tonnes during the fourth quarter of 2009 compared with 202,000 tonnes during third quarter of 2009.
In October 2008, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we idled our smaller scale 530,000 tonne Waitara Valley facility. Our second Motunui plant and our Waitara Valley plant in New Zealand provide the flexibility to increase production in New Zealand depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms.
EARNINGS ANALYSIS
Our operations consist of a single operating segment — the production and sale of methanol. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of change in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the fourth quarter of 2009, we recorded Adjusted EBITDA of $72.9 million and net income of $25.7 million ($0.28 per share on a diluted basis). This compares with Adjusted EBITDA of $31.0 million and a net loss of $0.8 million ($0.01 per share on a diluted basis) for the third quarter of 2009 and Adjusted EBITDA of negative $13.3 million and a net loss of $3.9 million ($0.04 per share on a diluted basis) for the fourth quarter of 2008.
For the year ended December 31, 2009, we recorded Adjusted EBITDA of $141.8 million and net income of $0.7 million ($0.01 per share on a diluted basis). This compares with Adjusted EBITDA of $330.4 million and net income of $168.8 million ($1.78 per share on a diluted basis) in 2008.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q4 2009	Q4 2009	Year Ended 2009
	compared with	compared with	compared with
($ millions)	Q3 2009	Q4 2008	Year Ended 2008

Average realized price	$82	$(53)	$(1,063)
Sales volumes	(4)	1	(11)
Total cash costs	(36)	138	885

	$42	$86	$(189)

Average realized price

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ per tonne, except where noted)	2009	2009	2008	2009	2008

Methanex average non-discounted posted price [1]	327	251	388	252	526
Methanex average realized price	282	222	321	225	424
Average discount	14%	12%	17%	11%	19%

[1]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

The global economic slowdown in the latter part of 2008 led to a sudden and significant reduction in global methanol demand and an increase in global inventories. This resulted in a decrease in contract methanol pricing during the fourth quarter of 2008 and into 2009. During 2009, global methanol demand improved and as a result of this improvement and some planned and unplanned plant outages across the industry, methanol prices increased in the latter half of 2009 and into 2010 - refer to Supply/Demand Fundamentals section below for more information. Our average non-discounted posted price for the fourth quarter of 2009 was $327 per tonne compared with $251 per tonne for the third quarter of 2009 and $388 per tonne for the fourth quarter of 2008. Our average realized price for the fourth quarter of 2009 was $282 per tonne compared with $222 per tonne for the third quarter of 2009 and $321 per tonne for the fourth quarter of 2008. The changes in our average realized price for the fourth quarter of 2009 increased revenues by $82 million compared with the third quarter of 2009 and decreased revenues by $53 million compared with fourth quarter of 2008. Our average realized price for the year ended December 31, 2009 was $225 per tonne compared with $424 per tonne for the same period in 2008 and this decreased our revenues by $1,063 million.
For the fourth quarter of 2009 our average realized price was approximately 14% lower than our average non-discounted posted price. This compares with approximately 12% lower for the third quarter of 2009 and 17% lower for the fourth quarter of 2008. We have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin and accordingly, we expect the discount from our average non-discounted posted prices to widen during periods of higher methanol pricing.
Sales volumes
Total methanol sales volumes excluding commission sales volumes for the fourth quarter of 2009 were lower compared with the third quarter of 2009 by 76,000 tonnes and higher compared with the fourth quarter of 2008 by 83,000 tonnes. This resulted in lower Adjusted EBITDA by $4 million for the fourth quarter of 2009 compared with the third quarter of 2009 and higher Adjusted EBITDA by $1 million for the fourth quarter of 2009 compared with the fourth quarter of 2008. Total methanol sales volumes excluding commission sales volumes for the year ended December 31, 2009 were lower compared with the same period in 2008 by 127,000 tonnes and this resulted in lower Adjusted EBITDA of $11 million.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs
The primary driver of changes in our total cash costs are changes in the cost of methanol we produce at our facilities and changes in the cost of methanol we purchase from others. Our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to changes in methanol prices above pre-determined prices at the time of production. We supplement our production with methanol produced by others through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts within the major global markets. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in natural gas costs and purchased methanol costs will depend on changes in methanol pricing and the timing of inventory flows.
Total cash costs for the fourth quarter of 2009 were higher compared with the third quarter of 2009 by $36 million. Natural gas costs on sales of produced methanol were higher during the fourth quarter of 2009 compared with the third quarter of 2009 by $15 million primarily as a result of the impact of higher methanol pricing. Purchased methanol costs were higher as a result of the impact of higher methanol pricing during the fourth quarter of 2009 compared with the third quarter of 2009 and this resulted in higher cash costs by $23 million. Other costs were lower during the fourth quarter of 2009 compared with the third quarter of 2009 by approximately $2 million.
Total cash costs for the fourth quarter of 2009 were lower compared with the fourth quarter of 2008 by $138 million. Natural gas costs on sales of produced methanol and purchased methanol costs were lower during the fourth quarter of 2009 compared with the fourth quarter of 2008 by $51 million and $56 million, respectively, primarily as a result of lower methanol pricing. In the fourth quarter of 2008, we recorded a pre-tax charge to earnings of $33 million to write-down the carrying value of inventory to estimated net realizable value as a result of the sharp decline in methanol pricing in late 2008. Other costs were higher during the fourth quarter of 2009 compared with the fourth quarter of 2008 by approximately $2 million which includes higher stock-based compensation expense of approximately $6 million as a result of the impact of changes in our share price offset by lower selling, general and administrative expenses of approximately $4 million as a result of cost reduction initiatives during 2009.
Total cash costs for the year ended December 31, 2009 were lower compared with 2008 by $885 million. Natural gas costs on sales of produced methanol and purchased methanol costs were lower for the year ended December 31, 2009 compared with 2008 by $275 million and $434 million, respectively, primarily as a result of lower methanol pricing. Purchased methanol represented a lower proportion of our overall sales volumes for the year ended December 31, 2009 compared with 2008 and this resulted in lower cash costs by approximately $136 million. In the fourth quarter of 2008, we recorded a pre-tax charge to earnings of $33 million to write-down the carrying value of inventory to estimated net realizable value as a result of the sharp decline in methanol pricing in late 2008. Other costs were lower for the year ended December 31, 2009 compared with 2008 by approximately $7 million which includes lower selling, general and administrative expenses of approximately $16 million as a result of cost reduction initiatives offset by higher stock-based compensation expense of approximately $9 million as a result of the impact of changes in our share price.
Depreciation and Amortization
Depreciation and amortization was $32 million for the fourth quarter of 2009 compared with $28 million for the third quarter of 2009 and $26 million for the fourth quarter of 2008. The increase in depreciation and amortization expense for the fourth quarter of 2009 compared with the third quarter of 2009 and the fourth quarter of 2008 was primarily due to the commencement of depletion charges associated with our oil and gas investment in Chile. Upon receipt of final approval from the government of Chile on August 24, 2009, we adopted the full cost methodology for accounting for oil and gas exploration costs associated with our 50% participation in the Dorado Riquelme block in Southern Chile — refer to Production Summary section above for more information. Under these accounting standards, cash investments in the block are initially capitalized and are recorded to earnings through non-cash depletion charges as natural gas is produced from the block. Depletion charges recorded in earnings for the fourth quarter of 2009 were approximately $3 million.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Expense

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2009	2009	2008	2009	2008

Interest expense before capitalized interest	$14	$14	$15	$56	$55
Less capitalized interest	(8)	(7)	(6)	(29)	(17)

Interest expense	$6	$7	$9	$27	$38

Interest expense before capitalized interest for the fourth quarter of 2009 was $14 million compared with $14 million for the third quarter of 2009 and $15 million for the fourth quarter of 2008. We have limited recourse debt for our joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. Interest costs related to this project are capitalized.
Interest and Other Income

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2009	2009	2008	2009	2008

Interest and other income	$—	$1	$(2)	$—	$11
Interest and other income for the fourth quarter of 2009 was nil compared with income of $1 million for the third quarter of 2009 and expense of $2 million for the fourth quarter of 2008. The decrease in interest and other income during the fourth quarter of 2009 compared with the third quarter of 2009 was primarily due to the impact of changes in foreign exchange rates. Interest and other income for the year ended December 31, 2009 compared with the same period in 2008 was lower by $11 million primarily as a result of lower interest income earned on cash balances in 2009, a $5 million gain on sale of ammonia production assets recorded during 2008 as well as the impact of changes in foreign exchange rates.
Income Taxes
We recorded income tax expense of $9.0 million for the fourth quarter of 2009 compared with income tax recovery of $1.4 million for the third quarter of 2009 and income tax recovery of $46.2 million for the fourth quarter of 2008. The effective tax rate for the fourth quarter of 2009 was approximately 26%.
The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
During the fourth quarter of 2008, the global financial crisis and weak economic environment led to a sharp reduction in global demand for most traditional methanol derivatives (which represent approximately 70% of global methanol demand) while demand for methanol into energy related applications remained relatively stable. Overall, we estimate global methanol demand declined by about 15% in the fourth quarter of 2008 to approximately 36 million tonnes measured on an annualized basis compared with the third quarter of 2008. In reaction to this decrease in demand, many high cost methanol plants operated at lower rates or were shut down. In addition, there was a significant decrease in spot and contract methanol pricing during the fourth quarter of 2008 and this lower pricing environment persisted through most of the first half of 2009.
Methanex Non-Discounted Regional Posted Prices 1

	Jan	Dec	Nov	Oct
(US$ per tonne)	2010	2009	2009	2009

United States	366	366	333	316
Europe [2]	338	328	328	328
Asia	350	330	300	300

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€235 for Q1 2010 (Q4 2009 — €223) converted to United States dollars.
During the second half of 2009, global methanol demand recovered to the current level of approximately 43 million tonnes measured on an annualized basis. Demand recovery in the first half of 2009 was mainly focused in both traditional and energy derivatives in Asia (particularly in China), while more recently we have also seen some recovery in demand in other regions including Europe and North America. Methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by recent regulatory changes in that country. For example, a M85 (or 85% methanol) national standard took effect December 1, 2009, and we expect a M15 (or 15% methanol) national standard to be released later in 2010. Supported by a strong energy price environment, methanol demand into DME in China has also increased recently. In addition to the improvement in demand, we have seen escalation in feedstock costs for producers and significant supply challenges. There have been a number of planned and unplanned plant outages across the industry and we understand that two new world scale methanol plants that commenced operations in the last twelve months have been operating at reduced rates. As a result of the improvement in demand and industry supply challenges and the increase in costs for many producers, methanol prices increased through the latter half of 2009 and into 2010. Our average non-discounted posted price in January is approximately $350 per tonne compared with $327 per tonne and $251 per tonne for the fourth quarter of 2009 and third quarter of 2009, respectively.
In response to increased demand and higher methanol prices a significant amount of higher cost production, particularly in China, has recently restarted. The next increments of world scale capacity outside of China are four plants with capacity totaling 4.0 million tonnes under construction. These plants are scheduled to start up operations in 2010, including our own 1.3 million tonne per year plant in Egypt which is expected to commence production in the first half of 2010.
Methanol demand into traditional derivatives is correlated to industrial production and we believe that methanol demand into these derivatives should improve further as the macro economic environment improves. Over the last few years, high energy prices have driven demand for methanol into energy applications such as gasoline blending and DME, primarily in China. Recent regulatory changes have improved the demand outlook for methanol gasoline blending in China and we believe demand potential into these energy derivatives will be stronger in a high energy price environment.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in working capital in the fourth quarter of 2009 were $74 million compared with $36 million for the third quarter of 2009 and negative $34 million for the fourth quarter of 2008. The change in cash flows for the fourth quarter of 2009 compared with these periods is primarily a result of the change in earnings levels.
During the fourth quarter of 2009, we paid a quarterly dividend of US$0.155 per share, or $14 million.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

We are constructing a 1.3 million tonne per year methanol facility in Egypt. We expect the methanol facility to begin production in the first half of 2010. We own 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”) which is the company that is developing the project and we will sell 100% of the methanol produced from the facility. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During the fourth quarter of 2009, total plant and equipment construction costs related to our project in Egypt were $39 million. EMethanex has limited recourse debt facilities of $530 million. As at December 31, 2009, a total of $472 million of this limited recourse debt has been drawn with $14 million being drawn during the fourth quarter of 2009. The total estimated future costs to complete the project, excluding financing costs and working capital, are expected to be approximately $93 million. Our 60% share of future equity contributions, excluding financing costs and working capital, is estimated to be approximately $20 million and we expect to fund these expenditures from cash generated from operations and cash on hand.
We have an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme hydrocarbon exploration block in southern Chile. Under the arrangement, we fund a 50% participation in the block and have contributed $65 million to date. We expect to make further contributions over the next three years to fully realize the potential of the block. These contributions will be based on annual budgets established by ENAP and Methanex in accordance with the Joint Operating Agreement that governs this development.
We also have an agreement with GeoPark under which we have provided $40 million in financing, of which GeoPark has repaid $10 million to date, to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. We recently entered into an agreement to provide a further $18 million in financing to support GeoPark’s natural gas exploration and development activities in southern Chile. During the fourth quarter of 2009 we provided $15 million to GeoPark under this new agreement.
In August 2009, we entered into a $200 million unsecured revolving credit facility to replace the credit facility that was scheduled to expire in mid-2010. The new credit facility is provided by highly rated financial institutions and expires in mid-2012.
We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to retain financial flexibility. Our cash balance at December 31, 2009 was $170 million. We have a strong balance sheet, no near term re-financing requirements, and an undrawn $200 million credit facility provided by highly rated financial institutions that expires in mid-2012. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for existing operations, is currently estimated to total approximately $75 million for the period to the end of 2011.
We believe we are well positioned to meet our financial commitments and continue to invest to grow the Company.
The credit ratings for our unsecured notes at December 31, 2009 were as follows:

Standard & Poor’s Rating Services	BBB- (negative)
Moody’s Investor Services	Ba1 (stable)

Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

SHORT-TERM OUTLOOK
As a result of the improvement in methanol demand, higher energy prices and escalation in feedstock costs for producers and supply challenges across the industry, methanol prices have increased recently. With higher production from the recent start-up of a second plant in Chile and our new project in Egypt starting up later this year we are well positioned to significantly improve our cash generation and earnings capability.
The methanol price will ultimately depend on the strength of the economic recovery, industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES
For the three months ended December 31, 2009, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
Adoption of CICA Section 3064, Goodwill and Intangible Assets:
On January 1, 2009, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard replaces Section 3062, Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. The impact of the retroactive adoption of this standard on our consolidated financial statements at January 1, 2009 is approximately $13 million recorded as a reduction to opening retained earnings and property plant and equipment. The amount relates to certain pre-operating expenditures that have been capitalized to property, plant and equipment at December 31, 2008 that would have been required to be expensed under this new standard. The impact for the three months and year ended December 31, 2009 was an increase to selling, general and administrative expenses of approximately $0.5 million (2008 — $0.9 million) and $3.8 million (2008 — $3.5 million), respectively.
Adoption of CICA guidelines for oil and gas accounting:
On August 24, 2009, we received final government approval of the agreement signed on May 5, 2008 with Empresa Nacional del petroleo (ENAP), the Chilean state-owned oil and gas company. Upon receiving approval, we adopted the CICA guideline on full cost accounting in the oil and gas industry to account for our investment in the Dorado Riquelme block. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, the exploration for, and the development of natural gas reserves are capitalized. Costs are then depleted and amortized using the unit-of-production method based on estimated proved reserves. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded from the costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. Costs that have been impaired are included in the costs subject to depletion and amortization.
Under the CICA guideline on full cost accounting, an impairment assessment (“ceiling test”) is performed on an annual basis for all oil and gas assets. An impairment loss is recognized in earnings when the carrying amount of oil and gas assets is not recoverable and the carrying amount exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is measured as the amount by which the carrying amount exceeds the sum of the discounted cash flows of proved and probable reserves.
As a result of the adoption of the full cost accounting methodology, we reclassified the cumulative oil and gas expenditures of $58.7 million from other assets to property, plant and equipment in the third quarter of 2009. We performed the annual ceiling test for our investment in the Dorado Riquelme block and concluded no impairment existed as at December 31, 2009. For the three months and year ended December 31, 2009 we have contributed $6.1 million (2008 — $3.5 million) and $23.6 million (2008 — $41.8 million), respectively, for the Dorado Riquelme investment.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.
As a result of the IFRS transition, changes in accounting policies are likely and may materially impact our consolidated financial statements. The IASB will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS standards applicable at the conversion date are known.
We have established a working team to manage the transition to IFRS. Additionally, we have established an IFRS steering committee to monitor progress and review and approve recommendations from the working team for the transition to IFRS. The working team provides regular updates to the IFRS steering committee and to the Audit, Finance & Risk Committee of the Board.
We have developed a plan to convert our consolidated financial statements to IFRS at the changeover date of January 1, 2011 with comparative financial results for 2010. The IFRS transition plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, and control activities.
During the latter half of 2008 we commenced the accounting policy selection phase and are addressing, on a priority basis, those areas which we believe may cause the most significant impact to our consolidated financial statements. In conjunction with the accounting policy selection phase, we are identifying the impact of IFRS on infrastructure (including financial reporting expertise and information technology and data systems), business activities (including financial covenants and compensation arrangements), and control activities (including internal control over financial reporting and disclosure controls and procedures). During the fourth quarter of 2009, we have continued to focus our efforts in researching and documenting significant impact areas and continue to progress the accounting policy selection phase. We have begun to review our selection of IFRS accounting policies with our auditors to ensure consistent interpretation of IFRS guidance in key areas.
We are progressing according to schedule and continue to be on-track toward project completion in 2011. We will continue to provide updates on the status of the project and its impact on financial reporting in our quarterly and annual Management’s Discussion and Analysis throughout the convergence period to January 1, 2011.
ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income (expense), and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ thousands)	2009	2009	2008	2009	2008

Cash flows from operating activities	$35,737	$247	$49,484	$115,481	$317,359
Add (deduct):
Changes in non-cash working capital	38,433	36,008	(83,600)	18,253	(78,383)
Other cash payments	327	(16)	545	6,078	3,101
Stock-based compensation expense	(4,598)	(4,602)	1,155	(12,527)	(2,811)
Other non-cash items	(1,329)	(1,222)	2,937	(7,639)	(2,797)
Interest expense	6,217	6,622	8,675	27,370	38,439
Interest and other income (expense)	(18)	(1,256)	1,823	403	(10,626)
Current income taxes	(1,880)	(4,751)	5,697	(5,592)	66,148

Adjusted EBITDA	$72,889	$31,030	$(13,284)	$141,827	$330,430

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ thousands, except per share amounts)	2009	2009	2009	2009

Revenue	$381,729	$316,932	$245,501	$254,007
Net income (loss)	25,718	(831)	(5,743)	(18,406)
Basic net income (loss) per common share	0.28	(0.01)	(0.06)	(0.20)
Diluted net income (loss) per common share	0.28	(0.01)	(0.06)	(0.20)

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ thousands, except per share amounts)	2008	2008	2008	2008

Revenue	$408,384	$569,876	$600,025	$735,934
Net income (loss)	(3,949)	70,045	38,059	64,598
Basic net income (loss) per common share	(0.04)	0.75	0.40	0.66
Diluted net income (loss) per common share	(0.04)	0.74	0.40	0.66

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING
This Fourth Quarter 2009 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Fourth Quarter 2009 investor conference call contain forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward looking statements:
•	expected demand for methanol and its derivatives,
•	expected new methanol supply and timing for start-up of same,
•	expected shut downs (either temporary or permanent) or re-starts of existing methanol supply (including our own facilities), including, without limitation, timing of planned maintenance outages,
•	expected methanol and energy prices,
•	anticipated production rates of our plants,
•	expected levels of natural gas supply to our plants,
•	capital committed by third parties towards future natural gas exploration in Chile and New Zealand, anticipated results of natural gas exploration in Chile and New Zealand and timing of same,
•	expected operating costs, including natural gas feedstock costs and logistics costs,
•	expected capital expenditures and future sources of funding for such capital expenditures, including capital expenditures to support natural gas exploration and development in Chile and New Zealand,
•	expected tax rates,
•	expected cash flows and earnings capability,
•	anticipated completion date of, and cost to complete, our methanol project in Egypt,
•	availability of committed credit facilities and other financing,
•	shareholder distribution strategy and anticipated distributions to shareholders,
•	commercial viability of, or ability to execute, future projects or capacity expansions,
•	financial strength and ability to meet future financial commitments,
•	expected global or regional economic activity (including industrial production levels) and expected timing for recovery from the current economic recession, and
•	expected actions of governments, gas suppliers, courts and tribunals, or other third parties, including establishment by the Chinese government of new fuel blending standards.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,
•	production rates of our facilities,
•	success of natural gas exploration in Chile and New Zealand,
•
receipt or issuance of third party consents or approvals, including without limitation, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•	timing of completion and cost of our methanol project in Egypt,
•	availability of committed credit facilities and other financing,
•	global and regional economic activity (including industrial production levels),
•	absence of a material negative impact from major natural disasters or global pandemics,
•	absence of a material negative impact from changes in laws or regulations, and
•	performance of contractual obligations by customers, suppliers and other third parties.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:
•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•	the price of natural gas, oil and oil derivatives,
•
the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions or other regions on commercially acceptable terms,

•	the timing of start-up and cost to complete our new methanol joint venture project in Egypt,
•	the ability to successfully carry out corporate initiatives and strategies,
•	actions of competitors and suppliers,
•
actions of governments and governmental authorities including implementation of policies or other measures by the Chinese government or other governments that could impact the demand for methanol or its derivatives,

•	changes in laws or regulations,
•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations,
•	world-wide economic conditions, and
•	other risks described in our 2008 Management’s Discussion and Analysis and this Fourth Quarter 2009 Management’s Discussion and Analysis.
In addition to the foregoing risk factors, the uncertain economic environment and its impact on global economies has added additional risks and uncertainties including changes in capital markets and corresponding effects on the company’s investments, our ability to access existing or future credit and defaults by customers, suppliers or insurers.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS
Our operations consist of a single operating segment — the production and sale of methanol. We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of changes in our Adjusted EBITDA are average realized price, sales volume and cash costs. The price, cash cost and volume variances included in our Adjusted EBITDA analysis are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

COST
The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period plus the change in unabsorbed fixed cash costs, the change in consolidated selling, general and administrative expenses and the change in fixed storage and handling costs.

VOLUME
The change in Adjusted EBITDA as a result of changes in sales volumes is calculated as the difference from period to period in total methanol sales volume excluding commission sales volume multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2009	2008	2009	2008
		(As adjusted		(As adjusted
		- note 2)		- note 2)

Revenue	$381,729	$408,384	$1,198,169	$2,314,219
Cost of sales and operating expenses	308,840	388,295	1,056,342	1,950,416
Inventory write-down	—	33,373	—	33,373
Depreciation and amortization	31,993	26,366	117,590	107,126

Operating income (loss) before undernoted items	40,896	(39,650)	24,237	223,304
Interest expense (note 7)	(6,217)	(8,675)	(27,370)	(38,439)
Interest and other income (expense)	18	(1,823)	(403)	10,626

Income (loss) before income taxes	34,697	(50,148)	(3,536)	195,491
Income tax (expense) recovery:
Current	1,880	(5,697)	5,592	(66,148)
Future	(10,859)	51,896	(1,318)	39,410

	(8,979)	46,199	4,274	(26,738)

Net income (loss)	$25,718	$(3,949)	$738	$168,753

Net income (loss) per common share:
Basic	$0.28	$(0.04)	$0.01	$1.79
Diluted	$0.28	$(0.04)	$0.01	$1.78

Weighted average number of common shares outstanding:
Basic	92,108,242	92,566,393	92,063,371	94,520,945
Diluted	93,069,657	92,566,393	92,688,510	94,913,956

Number of common shares outstanding at period end	92,108,242	92,031,392	92,108,242	92,031,392
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Dec 31	Dec 31
	2009	2008
		(As adjusted
		- note 2)
ASSETS
Current assets:
Cash and cash equivalents	$169,788	$328,430
Receivables	257,418	213,419
Inventories	171,554	177,637
Prepaid expenses	23,893	16,840

	622,653	736,326
Property, plant and equipment (note 4)	2,183,787	1,899,059
Other assets	116,977	168,988

	$2,923,417	$2,804,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$232,924	$235,369
Current maturities on long-term debt (note 6)	29,330	15,282
Current maturities on other long-term liabilities	9,350	8,048

	271,604	258,699
Long-term debt (note 6)	884,914	772,021
Other long-term liabilities	97,185	97,441
Future income tax liabilities	300,510	299,192
Non-controlling interest	133,118	88,604
Shareholders’ equity:
Capital stock	427,792	427,265
Contributed surplus	27,007	22,669
Retained earnings	806,158	862,507
Accumulated other comprehensive loss	(24,871)	(24,025)

	1,236,086	1,288,416

	$2,923,417	$2,804,373

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 16
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Stock	Surplus	Earnings	Loss	Equity
Balance, December 31, 2007, as previously reported	98,310,254	$451,640	$16,021	$876,348	$(8,655)	$1,335,354
Adjustments for retroactive adoption of new accounting policies:
Goodwill and intangibles 3064 (note 2)	—	—	—	(7,790)	—	(7,790)
Non-controlling interest proportionate share (note 2)	—	—	—	1,858	3,462	5,320

Balance, December 31, 2007, as adjusted	98,310,254	451,640	16,021	870,416	(5,193)	1,332,884
Net income and other comprehensive loss, as previously reported	—	—	—	172,298	(31,363)	140,935
Adjustments for retroactive adoption of new accounting policies:
Goodwill and intangibles 3064 (note 2)	—	—	—	(5,818)	—	(5,818)
Non-controlling interest proportionate share (note 2)	—	—	—	2,273	12,531	14,804

Net income and other comprehensive loss, as adjusted				168,753	(18,832)	149,921
Compensation expense recorded for stock options	—	—	8,225	—	—	8,225
Issue of shares on exercise of stock options	224,016	4,075	—	—	—	4,075
Reclassification of grant date fair value on exercise of stock options	—	1,577	(1,577)	—	—	—
Payments for shares repurchased	(6,502,878)	(30,027)	—	(119,829)	—	(149,856)
Dividend payments	—	—	—	(56,833)	—	(56,833)

Balance, December 31, 2008	92,031,392	427,265	22,669	862,507	(24,025)	1,288,416
Net loss	—	—	—	(24,980)	—	(24,980)
Compensation expense recorded for stock options	—	—	3,729	—	—	3,729
Issue of shares on exercise of stock options	76,850	425	—	—	—	425
Reclassification of grant date fair value on exercise of stock options	—	102	(102)	—	—	—
Dividend payments	—	—	—	(42,810)	—	(42,810)
Other comprehensive loss	—	—	—	—	(1,193)	(1,193)

Balance, September 30, 2009	92,108,242	427,792	26,296	794,717	(25,218)	1,223,587
Net income	—	—	—	25,718	—	25,718
Compensation expense recorded for stock options	—	—	711	—	—	711
Issue of shares on exercise of stock options	—	—	—	—	—	—
Reclassification of grant date fair value on exercise of stock options	—	—	—	—	—	—
Dividend payments	—	—	—	(14,277)	—	(14,277)
Other comprehensive income	—	—	—	—	347	347

Balance, December 31, 2009	92,108,242	$427,792	$27,007	$806,158	$(24,871)	$1,236,086

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2009	2008	2009	2008
Net income (loss)	$25,718	$(3,949)	$738	$168,753
Other comprehensive income (loss), net of tax:
Change in fair value of forward exchange contracts (note 13)	118	(35)	36	9
Change in fair value of interest rate swap contracts (note 13)	229	(15,730)	(882)	(18,841)

	347	(15,765)	(846)	(18,832)

Comprehensive income (loss)	$26,065	$(19,714)	$(108)	$149,921

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 17
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2009	2008	2009	2008
		(As adjusted		(As adjusted
		- note 2)		- note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$25,718	$(3,949)	$738	$168,753
Add (deduct) non-cash items:
Depreciation and amortization	31,993	26,366	117,590	107,126
Future income taxes	10,859	(51,896)	1,318	(39,410)
Stock-based compensation expense	4,598	(1,155)	12,527	2,811
Other	1,329	(2,937)	7,639	2,797
Other cash payments, including stock-based compensation	(327)	(545)	(6,078)	(3,101)

Cash flows from operating activities before undernoted	74,170	(34,116)	133,734	238,976
Changes in non-cash working capital (note 11)	(38,433)	83,600	(18,253)	78,383

	35,737	49,484	115,481	317,359

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments	(14,277)	(14,265)	(57,087)	(56,833)
Proceeds from limited recourse debt (note 6)	14,000	68,000	151,378	204,000
Financing costs	(217)	—	(1,949)	—
Equity contribution by non-controlling interest	6,234	18,036	45,103	65,198
Repayment of limited recourse debt	(7,330)	(7,330)	(15,282)	(15,282)
Payments for shares repurchased	—	(16,976)	—	(149,856)
Proceeds on issue of shares on exercise of stock options	—	93	425	4,075
Repayment of other long-term liabilities	(1,189)	(1,340)	(16,381)	(10,454)

	(2,779)	46,218	106,207	40,848

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(9,940)	(18,654)	(60,134)	(96,956)
Egypt plant under construction	(38,890)	(107,553)	(261,646)	(382,184)
Oil and gas assets	(6,057)	(3,453)	(23,612)	(41,781)
GeoPark financing	(13,582)	(6,300)	(9,285)	(22,319)
Changes in project debt reserve accounts	185	175	5,229	(1,820)
Other assets	—	32	(2,454)	161
Changes in non-cash working capital (note 11)	7,678	10,480	(28,428)	26,898

	(60,606)	(125,273)	(380,330)	(518,001)

Decrease in cash and cash equivalents	(27,648)	(29,571)	(158,642)	(159,794)
Cash and cash equivalents, beginning of period	197,436	358,001	328,430	488,224

Cash and cash equivalents, end of period	$169,788	$328,430	$169,788	$328,430

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid for debt	$4,669	$4,834	$46,381	$45,401
Income taxes paid, net of amounts refunded	$(2,723)	$6,198	$6,363	$78,591
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 18
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation:
These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 below. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 15. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2008 Annual Report. Certain prior period comparatives have been reclassified to conform with the current year presentation.
2.	New accounting standards adopted in 2009:
a)	Adoption of CICA Section 3064, Goodwill and Intangible Assets:
On January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard replaces Section 3062, Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. The impact of the retroactive adoption of this standard on the Company’s consolidated balance sheet at January 1, 2009 is approximately $13 million recorded as a reduction to opening retained earnings and property plant and equipment. The amount relates to certain pre-operating expenditures that have been capitalized to property, plant and equipment at December 31, 2008 that would have been required to be expensed under this new standard. The impact for the three months and year ended December 31, 2009 was an increase to selling, general and administrative expenses of approximately $0.5 million (2008 — $0.9 million) and $3.8 million (2008 — $3.5 million), respectively.
As a portion of these pre-operating expenditures were incurred in a non-wholly-owned subsidiary, the Company has also adjusted the opening non-controlling interest (NCI) and retained earnings balances at December 31, 2008 for the NCI’s proportionate share of approximately $4 million. In addition, the Company has retrospectively reclassified approximately $16 million from accumulated other comprehensive loss to NCI, representing the NCI’s share of accumulated other comprehensive loss to December 31, 2008.
b)	Adoption of CICA guidelines for oil and gas accounting:
On August 24, 2009, the Company received final government approval of the agreement signed on May 5, 2008 with Empresa Nacional del petroleo (ENAP), the Chilean state-owned oil and gas company. The agreement with ENAP is to accelerate gas exploration and development in the Dorado Riquelme exploration block in Southern Chile and supply new Chilean-sourced natural gas to the Company’s production facilities in Chile. Under the arrangement we fund a 50% participation in the block.
Upon receiving final government approval of the agreement, the Company adopted the CICA guideline on full cost accounting in the oil and gas industry to account for our investment in the Dorado Riquelme block. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, the exploration for, and the development of natural gas reserves are capitalized. Costs are then depleted and amortized using the unit-of-production method based on estimated proved reserves. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded from the costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. Costs that have been impaired are included in the costs subject to depletion and amortization.
Under the CICA guideline on full cost accounting, an impairment assessment (“ceiling test”) is performed on an annual basis for all oil and gas assets. An impairment loss is recognized in earnings when the carrying amount is not recoverable and the carrying amount exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is measured as the amount by which the carrying amount exceeds the sum of the discounted cash flows of proved and probable reserves.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 19
CONSOLIDATED FINANCIAL STATEMENTS

2.	New accounting standards adopted in 2009 (continued):
As a result of the adoption of the full cost accounting methodology, the Company reclassified the cumulative oil and gas expenditures of $58.7 million from other assets to property, plant and equipment in the third quarter of 2009. The Company performed the annual ceiling test for its investment in the Dorado Riquelme block and concluded no impairment existed as at December 31, 2009. For the three months and year ended December 31, 2009 the Company contributed $6.1 million (2008 — $3.5 million) and $23.6 million (2008 — $41.8 million), respectively, for the Dorado Riquelme investment.
3.	Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expense and depreciation and amortization during the three months and year ended December 31, 2009 was $295 million (2008 — $375 million) and $997 million (2008 — $1,860 million), respectively.
4.	Property, plant and equipment:

		Accumulated	Net Book
	Cost	Depreciation	Value

December 31, 2009
Plant and equipment	$2,586,920	$1,380,379	$1,206,541
Egypt plant under construction	854,164	—	854,164
Oil and gas assets (note 2)	68,402	4,560	63,842
Other	127,623	68,383	59,240

	$3,637,109	$1,453,322	$2,183,787

December 31, 2008
Plant and equipment	$2,544,163	$1,299,296	$1,244,867
Egypt plant under construction	590,585	—	590,585
Other	127,731	64,124	63,607

	$3,262,479	$1,363,420	$1,899,059

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 20
CONSOLIDATED FINANCIAL STATEMENTS

5.	Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Dec 31	Dec 31
Consolidated Balance Sheets	2009	2008

Cash and cash equivalents	$8,252	$35,749
Other current assets	72,667	57,374
Property, plant and equipment	240,290	249,609
Other assets	12,920	18,149
Accounts payable and accrued liabilities	20,909	19,927
Long-term debt, including current maturities (note 6)	93,155	106,592
Future income tax liabilities	20,131	17,942

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
Consolidated Statements of Income (Loss)	2009	2008	2009	2008

Revenue	$55,305	$53,357	$194,314	$286,906
Expenses	44,337	54,799	158,611	271,493

Income (loss) before income taxes	10,968	(1,442)	35,703	15,413
Income tax expense	(3,204)	(354)	(6,127)	(4,488)

Net income (loss)	$7,764	$(1,796)	$29,576	$10,925

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
Consolidated Statements of Cash Flows	2009	2008	2009	2008

Cash inflows (outflows) from operating activities	$(1,950)	$22,249	$36,166	$44,681
Cash outflows from financing activities	(7,016)	(6,842)	(14,032)	(15,852)
Cash inflows (outflows) from investing activities	185	(1,921)	(3,568)	(2,977)
6.	Long-term debt:

	Dec 31	Dec 31
	2009	2008

Unsecured notes
8.75% due August 15, 2012	$198,627	$198,182
6.00% due August 15, 2015	148,705	148,518

	347,332	346,700
Atlas limited recourse debt facilities	93,155	106,592
Egypt limited recourse debt facilities	461,570	320,574
Other limited recourse debt facilities	12,187	13,437

	914,244	787,303
Less current maturities	(29,330)	(15,282)

	$884,914	$772,021

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 21
CONSOLIDATED FINANCIAL STATEMENTS

7.	Interest expense:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2009	2008	2009	2008

Interest expense before capitalized interest	$13,861	$14,489	$56,310	$55,311
Less: capitalized interest related to Egypt project	(7,644)	(5,814)	(28,940)	(16,872)

Interest expense	$6,217	$8,675	$27,370	$38,439

The Company has limited recourse debt facilities of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. For the three months and year ended December 31, 2009, interest costs related to this project of $7.6 million (2008 - $5.8 million) and $28.9 million (2008 — $16.9 million) were capitalized, respectively.
8.	Net income (loss) per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2009	2008	2009	2008

Denominator for basic net income per common share	92,108,242	92,566,393	92,063,371	94,520,945
Effect of dilutive stock options	961,415	—	625,139	393,011

Denominator for diluted net income per common share	93,069,657	92,566,393	92,688,510	94,913,956

9.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at December 31, 2009:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2008	76,450	$6.95	3,743,117	$23.27
Granted	—	—	1,361,130	6.33
Exercised	(20,100)	5.26	(21,750)	8.72
Cancelled	(1,000)	5.85	(71,430)	21.34

Outstanding at September 30, 2009	55,350	$7.58	5,011,067	$18.76
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	—	—	(12,825)	15.61

Outstanding at December 31, 2009	55,350	$7.58	4,998,242	$18.77

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 22
CONSOLIDATED FINANCIAL STATEMENTS

9. Stock-based compensation (continued):
Information regarding the incentive stock options outstanding at December 31, 2009 is as follows:

	Options Outstanding at			Options Exercisable at
	December 31, 2009			December 31, 2009
	Weighted
	Average
	Remaining	Number of Stock	Weighted	Number of Stock	Weighted
	Contractual Life	Options	Average	Options	Average
Range of Exercise Prices	(Years)	Outstanding	Exercise Price	Exercisable	Exercise Price

Options denominated in CAD
$3.29 to 9.56	0.8	55,350	$7.58	55,350	$7.58

Options denominated in USD
$6.33 to 11.56	5.8	1,505,030	$6.58	165,800	$8.55
$17.85 to 22.52	3.0	1,457,150	20.26	1,457,150	20.26
$23.92 to 28.43	4.7	2,036,062	26.72	1,002,336	26.15

	4.5	4,998,242	$18.77	2,625,286	$21.77

(ii)	Performance stock options:
As at December 31, 2009, there were no shares (December 31, 2008 — 35,000 shares) reserved for performance stock options.
(iii)	Compensation expense related to stock options:

For the three months and year ended December 31, 2009, compensation expense related to stock options included in cost of sales and operating expenses was $0.7 million (2008 — $1.8 million) and $4.4 million (2008 — $8.2 million), respectively. The fair value of the 2009 stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2009

Risk-free interest rate	1.8%
Dividend yield	2%
Expected life	5 years
Volatility	44%
Forfeiture rate	5%
Weighted average fair value of options granted (USD per share)	$2.06

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 23
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Stock-based compensation (continued):
b)	Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at December 31, 2009 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance Share
	Units	Units	Units

Outstanding at December 31, 2008	411,395	12,523	1,057,648
Granted	121,781	15,200	396,470
Granted in-lieu of dividends	20,620	1,180	44,410
Redeemed	(56,620)	—	(395,420)
Cancelled	—	—	(26,628)

Outstanding at September 30, 2009	497,176	28,903	1,076,480
Granted	4,077	—	—
Granted in-lieu of dividends	3,923	174	8,379
Redeemed	—	(6,599)	—
Cancelled	—	—	(6,047)

Outstanding at December 31, 2009	505,176	22,478	1,078,812

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2009 was $26.7 million compared with the recorded liability of $21.6 million. The difference between the fair value and the recorded liability of $5.1 million will be recognized over the weighted average remaining service period of approximately 1.8 years.

For the three months and year ended December 31, 2009, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $3.9 million (2008 — recovery of $3.0 million) and $8.2 million (2008 — recovery of $5.4 million), respectively. This included an expense of $2.4 million (2008 — recovery of $6.2 million) and $0.9 million (2008 — recovery of $17.4 million), for the three months and year ended December 31, 2009, respectively, related to the effect of the change in the Company’s share price.

10.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three months and year ended December 31, 2009 was $2.5 million (2008 — $2.5 million) and $10.0 million (2008 — $8.0 million), respectively.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 24
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Changes in non-cash working capital:
The change in cash flows related to changes in non-cash working capital for the three months and year ended December 31, 2009 were as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2009	2008	2009	2008

Decrease (increase) in non-cash working capital:
Receivables	$(14,660)	$77,898	$(43,999)	$188,424
Inventories	(54,937)	68,625	6,083	134,506
Prepaid expenses	(1,630)	16,260	(7,053)	4,049
Accounts payable and accrued liabilities	38,279	(70,190)	(2,445)	(230,651)

	(32,948)	92,593	(47,414)	96,328

Adjustments for items not having a cash effect	2,193	1,487	733	8,953

Changes in non-cash working capital having a cash effect	$(30,755)	$94,080	$(46,681)	$105,281

These changes relate to the following activities:
Operating	$(38,433)	$83,600	$(18,253)	$78,383
Investing	7,678	10,480	(28,428)	26,898

Changes in non-cash working capital	$(30,755)	$94,080	$(46,681)	$105,281

12.	Capital disclosures:

In August 2009, the Company entered into a $200 million unsecured revolving credit facility expiring in May 2012, to replace its $250 million credit facility that was set to expire in mid-2010. The undrawn credit facility is provided by highly rated financial institutions and is subject to certain financial covenants including an EBITDA to interest coverage ratio and a debt to capitalization ratio.

13.	Financial instruments:
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Dec 31	Dec 31
	2009	2008

Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$169,788	$328,430
Project debt reserve accounts included in other assets	12,920	18,149

Loans and receivables:
Receivables	249,332	207,419
Dorado Riquelme investment (note 2)	—	42,123
GeoPark financing, including current portion	46,055	36,616

	$478,095	$632,737

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$232,924	$235,369
Long-term debt, including current portion	914,244	787,303
Capital lease obligation included in other long-term liabilities, including current portion	15,921	20,742

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	33,185	38,100
Derivative instruments	99	1,771

	$1,196,373	$1,083,285

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 25
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Financial instruments (continued):

At December 31, 2009, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and reserve accounts included in other assets which are recorded at fair value.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015.

The Company has designated as cash flow hedges these interest rate swap contracts to swap the variable-based interest payments for a fixed rate. These interest rate swaps had outstanding notional amounts of $351 million as at December 31, 2009. Under the interest rate swap contracts the maximum notional amount during the term is $368 million. The notional amount increases over the period of expected draw-downs on the Egypt limited recourse debt and decreases over the expected repayment period. At December 31, 2009, these interest rate swap contracts had a negative fair value of $33.2 million (December 31, 2008 — $38.1 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

At December 31, 2009, the Company’s derivative financial instruments that have not been designated as cash flow hedges include a floating-for-fixed interest rate swap contract with a negative fair value of $0.1 million (December 31, 2008 — $0.6 million) recorded in other long-term liabilities. For the three months and year ended December 31, 2009, the total change in fair value of this derivative financial instrument was $0.3 million (2008 — $0.2 million) and $0.5 million (2008 — $0.3 million), respectively.

14.	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago (BIR) issued an assessment in 2009 against our wholly owned subsidiary, Methanex Trinidad (Titan) Unlimited, in respect of the 2003 financial year. The assessment relates to the deferral of tax depreciation deductions during the five year tax holiday which ended in 2005. The impact of the amount in dispute as at December 31, 2009 is approximately US$23 million in current taxes and US$26 million in future taxes, exclusive of any interest charges.

The Company has lodged an objection to the assessment. Based on advice from legal counsel, management believes its position should be sustained.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 26
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	United States generally accepted accounting principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income (loss) for the three months and year ended December 31, 2009 and 2008 are as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2009	2008	2009	2008

Net income (loss) in accordance with Canadian GAAP	$25,718	$(3,949)	$738	$168,753
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(1,911)	(1,911)
Stock-based compensation [b]	(37)	200	(130)	347
Uncertainty in income taxes [c]	(341)	454	(2,136)	(2,892)
Income tax effect of above adjustments [d]	167	167	669	669

Net income (loss) in accordance with U.S. GAAP	$25,029	$(3,606)	$(2,770)	$164,966

Per share information in accordance with U.S. GAAP:
Basic net income (loss) per share	$0.27	$(0.04)	$(0.03)	$1.75
Diluted net income (loss) per share	$0.27	$(0.04)	$(0.03)	$1.74

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income (loss) for the three months and year ended December 31, 2009 and 2008 are as follows:

	Three Months Ended
	December 31, 2009			Dec 31, 2008
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP

Net income (loss)	$25,718	$(689)	$25,029	$(3,606)

Change in fair value of forward exchange contracts, net of tax	118	—	118	(35)
Change in fair value of interest rate swap, net of tax	229	—	229	(15,730)
Change related to pension, net of tax [e]	—	1,629	1,629	(2,437)

Comprehensive income (loss)	$26,065	$940	$27,005	$(21,808)

	Years Ended
	December 31, 2009			Dec 31, 2008
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP

Net income (loss)	$738	$(3,508)	$(2,770)	$164,966

Change in fair value of forward exchange contracts, net of tax	36	—	36	9
Change in fair value of interest rate swap, net of tax	(882)	—	(882)	(18,841)
Change related to pension, net of tax [e]	—	2,758	2,758	(1,960)

Comprehensive income (loss)	$(108)	$(750)	$(858)	$144,174

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 27
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	United States generally accepted accounting principles (continued):
a)	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. In accordance with U.S. GAAP, an increase to depreciation expense by $0.5 million (2008 — $0.5 million) and $1.9 million (2008 — $1.9 million), was recorded for the three months and year ended December 31, 2009, respectively.

b)	Stock-based compensation:

The Company has 19,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP.

c)	Accounting for uncertainty in income taxes:

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48), as codified in FASB ASC topic 740, Income Taxes (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with ASC 740, an income tax expense of $0.3 million (2008 — recovery of $0.5 million) and $2.1 million (2008 — $2.9 million) was recorded for the three months and year ended December 31, 2009, respectively.

d)	Income tax accounting:

The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. In accordance with U.S. GAAP, an increase to net income of $0.2 million (2008 — $0.2 million) and $0.7 million (2008 — $0.7 million) was recorded for the three months and year ended December 31, 2009, respectively.

e)	Defined benefit pension plans:

Effective January 1, 2006, U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. In accordance with U.S. GAAP, an increase to other comprehensive income of $1.6 million (2008 — decrease of $2.4 million) and $2.8 million (2008 — decrease of $2.0 million) was recorded for the three months and year ended December 31, 2009, respectively.

f)	Interest in Atlas joint venture:

U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 28
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	United States generally accepted accounting principles (continued):
g)	Non-controlling interests:

Effective January 1, 2009, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, as codified in FASB ASC topic 810, Consolidation (ASC 810). FAS No. 160 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labelled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. Under this standard, the Company would be required to reclassify non-controlling interest on the consolidated balance sheet into shareholders’ equity. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because it results in a balance sheet reclassification and does not impact net income or comprehensive income as disclosed in the reconciliation.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 29
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Quarterly History (unaudited)

	2009	Q4	Q3	Q2	Q1	2008	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	3,764	880	943	941	1,000	3,363	829	946	910	678
Purchased methanol	1,546	467	480	329	270	2,074	435	429	541	669
Commission sales [1]	638	152	194	161	131	617	134	172	168	143

	5,948	1,499	1,617	1,431	1,401	6,054	1,398	1,547	1,619	1,490

METHANOL PRODUCTION (thousands of tonnes)

Chile	942	265	197	252	228	1,088	272	246	261	309
Titan, Trinidad	764	188	188	165	223	871	225	200	229	217
Atlas, Trinidad (63.1%)	1,015	279	257	275	204	1,134	269	284	288	293
New Zealand	822	223	202	203	194	570	200	126	124	120

	3,543	955	844	895	849	3,663	966	856	902	939

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	225	282	222	192	199	424	321	413	412	545
($/gallon)	0.68	0.85	0.67	0.58	0.60	1.28	0.97	1.24	1.24	1.64

PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$0.01	0.28	(0.01)	(0.06)	(0.20)	1.79	(0.04)	0.75	0.40	0.66
Diluted net income (loss)	$0.01	0.28	(0.01)	(0.06)	(0.20)	1.78	(0.04)	0.74	0.40	0.66

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

METHANEX CORPORATION 2009 FOURTH QUARTER REPORT	PAGE 30
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS